

September 21, 2010

Peter Lamoureux
President
Everest Asset Management, Inc.
1100 North 4th Street, Suite 143
Fairfield, Iowa 52556

>   **Re:**   **The Everest Fund, L.P.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Form 10-Q for the Fiscal Quarters Ended January 31, 2010**
>   **File No. 000-17555**

Dear Mr. Lamoureux:

We have reviewed your response letter dated August 24, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1.   We have read and considered your response to comment one. Given that Peter Ecob withdrew as the company's chief financial officer as of 11/27/2009, it is unclear why your filing, specifically in Section Items 9 and 10 within your 10-K, makes reference to Mr. Ecob acting in this capacity. Please amend your filing accordingly. Also please file an Item 5.02 Form 8-K to announce the departure of Peter Ecob as the company's chief financial officer.

Exhibits 31 and 32

2.   We have read your responses to comments 2 through 3 and await for your amendment to your Form 10-K for the year ended December 31, 2009 and your Form 10-Q for the quarter ended March 31, 2010.

Form 10-Q for the quarter ended June 30, 2010

Exhibits 31.2

3.   We note that your 906 certification is as of March 31, 2010 as opposed to June 30, 2010. In addition we noted that the certification is signed and dated May 14, 2010 prior to the quarter period end, June 30, 2010. Please amend your Form 10-Q for the period ended June 30, 2010, in its entirety, to include corrected certifications.

         You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

                                                   Sincerely,

                                                   Cicely LaMothe
                                                   Accounting Branch Chief